ATCO
GROUP

Corporate Office

07022500

RECEIVED
2007 APR 10 A 10:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Telephone: (403) 292-7547
Telefax: (403) 292-7623
e-mail: jodene.dutnall@atco.com

March 30, 2007

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed March 08, 2007 for symbol CU.NV
- Corporation's Form 1, filed March 08, 2007 for symbol CU.X
- Corporation's Form 1, filed March 08, 2007 for symbol CU.PR.T
- Corporations' Form 1, filed March 08, 2007 for symbol CU.PR.V
- Corporation's Form 1, filed March 08, 2007 for symbol CU.PR.D
- Corporation's Form 1, filed March 08, 2007 for symbol CU.PR.A
- Corporation's Form 1, filed March 08, 2007 for symbol CU.PR.B

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

PROCESSED
APR 13 2007
THOMSON FINANCIAL

Regards,

Jodene Dutnall
Corporate Secretarial Dept.

Encl.

Dw 4/10

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	02/01/2007 - 02/28/2007

Summary

Issued & Outstanding Opening Balance :	81,457,286	As at :	02/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	5,000		
Issued & Outstanding Closing Balance :	81,462,286		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
02/28/2007	Conversion (General)	5,000
Totals		5,000

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	03/08/2007
Last Updated:	03/08/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	02/01/2007 - 02/28/2007

Summary

Issued & Outstanding Opening Balance :	43,931,484	As at :	02/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-5,000		
Issued & Outstanding Closing Balance :	43,926,484		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
02/28/2007	Conversion (General)	-5,000
Totals		-5,000

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	03/08/2007
Last Updated:	03/08/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.T
Reporting Period:	02/01/2007 - 02/28/2007

Summary

Issued & Outstanding Opening Balance :	2,277,675	As at :	02/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,277,675		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	03/08/2007
Last Updated:	03/08/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.V
Reporting Period:	02/01/2007 - 02/28/2007

Summary

Issued & Outstanding Opening Balance :	2,146,730	As at :	02/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,146,730		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	03/08/2007
Last Updated:	03/08/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.D
Reporting Period:	02/01/2007 - 02/28/2007

Summary

Issued & Outstanding Opening Balance :	635,700	As at :	02/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	635,700		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	03/08/2007
Last Updated:	03/08/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	02/01/2007 - 02/28/2007

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	02/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	03/08/2007
Last Updated:	03/08/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	02/01/2007 - 02/28/2007

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	02/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	03/08/2007
Last Updated:	03/08/2007

END